Filed by Bristol-Myers Squibb Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Form S-4 File No.: 333-229464
Subject Company: Celgene Corporation
SEC File No.: 001-34912

Explanatory Note: The following is a transcript of Jim Cramer’s interview with Dr. Giovanni Caforio on CNBC’s Mad Money and communications regarding the interview made available on Twitter and LinkedIn by Bristol-Myers Squibb Company.

Jim Cramer: Can you believe it’s only the beginning of March? This new year has been so hectic that the things that happened two months ago already feel like they’re from another era! Just think about the deal to end all deals in the big pharma space, Bristol-Myers taking over Celgene in a cash and stock transaction that is valued at $74 billion. That was announced on January 3rd. That was like two months ago!

When we first learned about the transformative acquisition, Wall Street was highly skeptical and Bristol-Myers plunged more than 13% in a single session. A lot of investors were worried that the deal was being done out of desperation on both sides. Merck has a competitive cancer franchise to Bristol that’s done exceptionally well in head-to-head trials. Celgene faces a tough patent cliff for its crucial lucrative blood cancer drug, Revlimid.

But CEO Giovanni Caforio, I thought, told a compelling story when we spoke to him at the J.P. Morgan Healthcare Conference about the synergies, about the positives. We liked what we heard. Since then, the stock’s been up and erased those losses – not bad huh?

Now though, there’s a new wrinkle. First Wellington, an 8% shareholder, announced that it doesn’t support the transaction, calling it risky and expensive. Suggests there are better ways to create shareholder value. Then, earlier this week, an activist firm, Starboard Value, these guys are all over the place, took a position in Bristol and published a letter to management arguing that the Celgene deal was poorly conceived and ill-advised. They wanted to get other shareholders to block the acquisition – they’re even sending letters to you if you’re a shareholder.

So today, Bristol-Myers released an updated slide deck highlighting the virtues of the Celgene transaction. Starboard fired back with another letter. This thing is getting really intense and confusing.

So, let’s take a closer look with Giovanni Caforio, he’s the Chairman and CEO of Bristol-Myers Squibb, and get an update on where the Celgene deal stands and why it makes sense for you if you’re a shareholder. Giovanni, welcome to Mad Money, good to see you, sir. Have a seat.

Giovanni Caforio: Thanks for having me.

Jim Cramer: Now, this has gotten very difficult for -- we have many, many viewers who own shares in Bristol-Myers. So first before we go a little bit deeper, again just trace out the rationale about what this does for the bottom line for Bristol-Myers shareholders.

Giovanni Caforio: Well, Jim, I’m very excited about the deal. It’s a great deal. The transaction is strategically very strong. It creates the number one company in oncology, number one cardiovascular franchise, very strong presence in autoimmune diseases. It generates value for shareholders from day one, and it provides a path to sustainable long-term growth for Bristol-Myers Squibb. We’re going to be launching six new medicines in the first 24 months.

Jim Cramer: Now, I think it’s important that you point that out because all I hear from some of these unhappy shareholders is that, look, Celgene’s just Revlimid. They never talk about the five late stage products with near term approvals that I don’t think were in the stock, so to speak, given the price to earnings multiple.

Giovanni Caforio: Well those five products are either best in class, first in class…we’re going to be launching in the next 12 to 24 months. They are derisked, three of them, from a clinical perspective. So, you know our industry very well, Jim. It’s all about bringing new, innovative medicines to patients. We have a great opportunity when we bring the two companies together to bring even more medicines to patients.

Jim Cramer: One of the things that has irritated me about the critics of this is I say, well, who would know more than Giovanni to be able to analyze these things? You guys know how to do deals. You’ve also been through patent cliffs and you’ve triumphed over them.

Giovanni Caforio: Yes, absolutely. So, first of all, when you look at our sales today, 60% of our sales at Bristol-Myers Squibb come from products that we’ve launched in the last five years. We’ve managed successfully the renewal of our portfolio before, and in our industry, as you know, we know when products end their life, we lose patent and that’s why you need an R&D engine that generates more innovation. That’s what this deal is all about.

Jim Cramer: I know you talk to all your shareholders and you’re equal to all of them. An 8% shareholder, Wellington, is saying there are better ways to create value for Bristol-Myers shareholders. Have they told you about better ways?

Giovanni Caforio: You know, Jim, we do talk to all of our shareholders, and they’re important to us and Wellington is as well. We disagree with them. I believe this is the best deal for us. We have looked at the acquisition of Celgene and we are acquiring a number of promising molecules in the pipeline. As I said, we will be launching potentially five in the next two years, but there is more than 20 in phase I and Phase II clinical trials. This is the best deal for Bristol-Myers Squibb. As a Board, as a management team, we are behind it. We can’t wait to get started because it’s a great company.

Jim Cramer: OK Giovanni, I’m going to look you in the eyes and ask you a question. Were you approached by another company and rather than become part of that company, you decided to stay independent and bought Celgene for a ton of money so that any potential acquirer would no longer pursue you?

Giovanni Caforio: Jim, let me be very clear. If there had been an acquirer, we would have disclosed it. This is not a defensive deal. This is a great deal because we are creating an even stronger Bristol-Myers Squibb well positioned for long-term growth.

Jim Cramer: OK, let’s talk about the money. It does seem to me that the amount of money that Celgene is going to make vs. what it was selling at…You stole the company is the way I look at it, but that’s okay because we had Celgene on – they want to get together too. What does the -- is it accretive -- do shareholders make money within, say, 18 months if this deal closes?

Giovanni Caforio: So, first of all, it’s an accretive deal day one. From an EPS perspective, it’s 10% accretive1 right away, and it creates a lot of value for shareholders, and the good thing is, the deal begins to generate value right away because we are going to be launching medicines from the very beginning.

Jim Cramer: Now, when you sit down with your scientists and you say, look, this Revlimid does have a real patent problem. Does anyone say, you know what, there may be some things with Revlimid that won’t make it so it goes to zero when it goes off patent?

Giovanni Caforio: I think that as every medicine, Revlimid will lose patent. We looked at it very carefully. It was a big part of our due diligence. We became comfortable that under many scenarios, the deal generates value for shareholders of Bristol-Myers Squibb. But what really excited us and what excites me is the pipeline because our industry is about new medicines to patients, we will bring more new medicines to patients faster and that’s how you generate value in our industry in the long-term. This will be a great company.

Jim Cramer: Okay. A lot of – I know Bob, Bob Hugin, previous CEO [of Celgene], for a long time – coached his daughter in soccer at Summit. One of the things he always told me was to watch the farm teams, watch the companies that we’re buying shares of because if they’re any good, we got a great call on them. Have you looked at that farm team?

Giovanni Caforio: We actually have and one of the great strategies of Celgene was to create a network of alliances with biotech companies. We do that as well at Bristol-Meyers Squibb and that’s another element where we’re complementary as a company and we will have an R&D organization that balances internal innovation – what we do very well, with great scientists from both companies, but also an extremely promising network of alliances with biotech companies – and that’s the power of combining the two companies. It’s going to be all about science.

Jim Cramer: OK. One last thing – I was there when Bob bought Receptos and a lot of people feel that it turned out there wasn’t anything there. Is there something there, with Receptos?

Giovanni Caforio: Well, one of the big parts of the due diligence we did was on the Receptos product, Ozanimod.

Jim Cramer: Right, because I thought that was big... I might have been wrong.

Giovanni Caforio: And as you know, Celgene has said they’re getting ready to refile that. We believe that’s an important part of the pipeline – it goes beyond Ozanimod but obviously that is an important part of our pipeline, so it’s about new medicines to patients. This is a great company, it’s a great transaction, and I am very excited about it.

Jim Cramer: Well, I’m very excited that you came here to explain it and I want everyone to go… if you’re a shareholder at Bristol-Myers or you’re thinking about it, there is more to read about this – it’s written in English, you will understand it. It is not written in scientist-ease and I think you’ll come to the conclusion that I did, that this is something that Bristol should do. That’s Giovanni Caforio, he’s the Chairman and CEO of Bristol-Myers. Mad Money is back after this.

[1]	As previously disclosed, the combination is expected to be more than 40% accretive to Bristol-Myers Squibb’s standalone EPS in the first full year following close of the transaction.

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Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), on February 1, 2019, Bristol-Myers Squibb filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on February 1, 2019 and February 20, 2019, containing a joint proxy statement of Bristol-Myers Squibb and Celgene that also constitutes a prospectus of Bristol-Myers Squibb. The registration statement was declared effective by the SEC on February 22, 2019, and Bristol-Myers Squibb and Celgene commenced mailing the definitive joint proxy statement/prospectus to stockholders of Bristol-Myers Squibb and Celgene on or about February 22, 2019. INVESTORS AND SECURITY HOLDERS OF BRISTOL-MYERS SQUIBB AND CELGENE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Bristol-Myers Squibb or Celgene through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Bristol-Myers Squibb are available free of charge on Bristol-Myers Squibb’s internet website at http://www.bms.com under the tab, “Investors” and under the heading “Financial Reporting” and subheading “SEC Filings” or by contacting Bristol-Myers Squibb’s Investor Relations Department through https://www.bms.com/investors/investor-contacts.html.  Copies of the documents filed with the SEC by Celgene are available free of charge on Celgene’s internet website at http://www.celgene.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting Celgene’s Investor Relations Department at ir@celgene.com.

Certain Information Regarding Participants

Bristol-Myers Squibb, Celgene, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Bristol-Myers Squibb is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 25, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 22, 2018, and its Current Report on Form 8-K, which was filed with the SEC on August 28, 2018.  Information about the directors and executive officers of Celgene is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 26, 2019, as amended on March 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Bristol-Myers Squibb and Celgene filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Bristol-Myers Squibb or Celgene as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control.

Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company decline following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

You are cautioned not to rely on Bristol-Myers Squibb’s and Celgene’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this communication or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this communication, whether as a result of new information, future events or otherwise, as of any future date.